UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Amendment to a Material Definitive Agreement

On September 18, 2024, Linkage Global Inc (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “Investors”), pursuant to which, the Company issued to the Investors, (i) convertible promissory notes in the aggregate principal amount of US$10,830,000, bearing interest at a rate of 8% per annum and having a term of one year from issuance date, issued with an aggregate original issue discount of US$800,000, and (ii) 9,300,000 Class A ordinary shares of the Company in aggregate at the purchase price equal to par value US$0.00025 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The notes are convertible into Class A ordinary shares at the conversion price equal to the lower of (i) US$1.20, or (ii) 70% of the lowest closing price of Class A ordinary shares during the 60-trading day period immediately preceding the conversion date, subject to certain adjustments and beneficial ownership limitations. The transaction contemplated under the Securities Purchase Agreement was completed on October 16, 2024.

On December 18, 2024, the Company and the Investors entered into an amendment to Securities Purchase Agreement, pursuant to which, (i) the parties mutually agreed to add a conversion floor price of $0.24 per share to the convertible promissory notes, and (ii) the parties mutually agreed to add the maximum number of the conversion shares that each Investor may receive and the Company shall issue under the Securities Purchase Agreement and applicable convertible promissory notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: December 20, 2024	By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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